K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com

ERIC S. PURPLE

202.778.9220

eric.purple@klgates.com

Direct Fax: 202.778.9100

November 3, 2014

VIA EDGAR

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

1933 Act Registration No. 333-193135

1940 Act Registration No. 811-22927

Dear Mr. O’Connor:

This letter responds to the additional comments that you conveyed to me on October 15, 2014 regarding pre-effective amendment no. 2 to the registration statement of PowerShares Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”) filed with the Commission on September 16, 2014 on Form N-1A (the “Registration Statement”). The Registration Statement relates to two series – PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio and PowerShares Bloomberg Commodity Strategy Portfolio (each, a “Fund” and together, the “Funds”).

We note that the Funds received substantially identical comments in connection with the staff’s review of pre-effective amendment no. 1 to the Trust’s Registration Statement. We also note that the Funds previously responded to those comments in a response letter dated September 16, 2014. In the interest of clarity, however, we will respond to those comments again, rather than cross referencing our earlier letter. To the extent that a response in this letter differs from our September 16 letter, this letter controls and supersedes our earlier letter.

For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

November 3, 2014

Comments Regarding the Use by the Funds of Wholly Owned Controlled Foreign Corporations (“CFCs”)

1.	Comment:	Disclose that the Funds comply with the provisions of the Investment Company Act of 1940 (“ICA”) governing investment policies (Section 8 of the ICA) and capital structure and leverage (Section 18 of the ICA) on an aggregate basis with the CFCs.

	Response:	Each Fund confirms supplementally that it will comply with the provisions of the ICA governing investment policies (Section 8 of the ICA) and capital structure and leverage (Section 18 of the ICA) on an aggregate basis with the CFCs. Each Fund has added the following disclosure to the Registration Statement to this effect:

—    In the prospectus, under the section “Summary Information—Principal Investment Strategies,” the disclosure states that “[t]he Subsidiary has the same investment objective as the Fund and will follow the same general investment policies and restrictions, except that unlike the Fund, it may invest without limit in futures contracts. Except as noted, for purposes of this Prospectus, references to the Fund’s investment strategies and risks include those of its Subsidiary.”

—    In the prospectus, under the section “Additional Information about the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund—Subsidiary Investment Risk,” the disclosure states that “[i]n adhering to the Fund’s investment restrictions and limitations, the Adviser will treat the assets of the Subsidiary generally in the same manner as assets that are held directly by the Fund.”

—    In the Statement of Additional Information, under the section “Investment Policies and Risks—Leverage,” the disclosure states that “[i]n addition to structural leverage, such as the Fund’s bank borrowings, the Subsidiary may invest in portfolio investments, such as investments in commodity futures contracts and other derivatives, which may give rise to a form of economic leverage.… The total value of all investments of the Fund and the Subsidiary in instruments with economic leverage will be covered with segregated or ear-marked assets of the Fund in accordance with SEC guidance.”

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

November 3, 2014

2.	Comment:	Disclose that each investment adviser to a CFC complies with provisions of the ICA relating to investment advisory contracts (Section 15 of the ICA) as an investment adviser to a Fund under Section 2(a)(20) of ICA. The investment advisory agreement between each CFC and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement.

	Response:	As discussed more fully below, the contract between the CFC and the investment adviser are not subject the definition of investment adviser contained in Section 2(a)(20) of the ICA, or is it subject to the provisions of Section 15 of the ICA. Notwithstanding this fact, the Funds believe that they have structured the contractual arrangement in such a way as to address any policy concerns that might otherwise arise under the ICA. In addition, the Funds note that the investment adviser to the CFCs will also serve as the investment adviser to the Funds subject to the full provisions of Section 15 of the ICA, and that the Funds will control the decision-making process of their respective CFCs.

Section 2(a)(20) of the ICA defines “investment adviser” of an investment company, in pertinent part, “as any person…who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing, or selling securities or other property….” Section 15 of the ICA requires an investment adviser to a registered investment company to serve as such pursuant to a written contract that meets certain requirements:

1. Precisely describe the compensation to be paid under the contract;

2. Not continue for a period more than two years unless the continuance is approved by the board of directors of the investment company or its shareholders;

3.    Provides in substance, that it may be terminated at any time, without the payment of penalty, by the board of directors of the fund or by vote of the majority of the outstanding voting securities of the company on not more than sixty days notice; and

4. Provides in substance for its automatic termination in the event of its assignment.

Section 15(c) of the ICA makes it unlawful for a registered investment company to enter into, renew or perform any advisory agreement unless the terms of the contract and any renewal of that agreement have been

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

November 3, 2014

approved by the vote of a majority of the directors, including a majority of the independent directors at an in person meeting called for that purpose.

The relationship between the CFC and its investment adviser is not subject to either Section 2(a)(20) or Section 15. Section 2(a)(20) encompasses relationships between an investment adviser and an investment company in which it is in privity of contract; it does not address the relationship between a non-investment company subsidiary of the investment company or the subsidiary’s investment adviser. Similarly, the agreement is not subject to the requirements of Section 15 of the ICA because the CFC is not registered as an investment company under the ICA. As a result, a contract between a CFC and the investment adviser is not required to comply with the specific requirements of Section 15.

The Funds, however, have structured the advisory contracts at the subsidiary level to provide protections that are either identical to the requirements of Section 15, or that provide substantially similar protections. First, the investment adviser and each CFC will enter into a written investment advisory agreement that substantially meets the requirements of Section 15. Some of each contract’s provisions will be identical to those required by Section 15(a): the contract precisely describes the compensation to be paid; and provides in substance, that it may be terminated at any time, without the payment of penalty, by the board of directors of the CFC or by vote of the majority of the outstanding voting securities of the CFC on not more than sixty days notice. In lieu of containing provisions that relate to its continuance or that require termination on assignment, the contract instead contains a provision that states that the agreement will terminate automatically if the investment advisory agreement between a Fund and its investment adviser terminates. (As noted above, the same entity will serve in both roles.) As a practical matter, this means that if the Board of the Trust determines as part of the annual renewal process not to renew a Fund’s contract with its investment adviser, the subsidiary contract with the Fund’s CFC would similarly terminate. Also, if a Fund’s investment advisory contract terminates due to a statutory assignment on the part of the investment adviser, the investment adviser’s contract with the CFC would similarly terminate. If the adviser were to attempt to contractually assign the investment advisory contract with the CFC, any such action would be subject to the review of the respective Fund’s Board, and would be subject to the Board’s ability to use its control of the CFC to terminate the agreement.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

November 3, 2014

Finally, the contracts between the CFCs and the investment adviser will not be reviewed annually on a stand-alone basis. Instead, the Trust’s Board will consider the investment adviser’s performance with regard to the Fund as a whole. As a result, the performance of the investment adviser with regard to the CFC, which is integral to the Funds’ performance, will effectively be integrated into the review and consideration of the main advisory agreements as a whole.

We note supplementally that this position appears to be consistent with past Staff positions related to registered investment companies using wholly-owned, non-U.S. subsidiaries as conduits to effectuate their investment programs. See, e.g., South Asia Portfolio, (pub. avail. March 12, 1997), Templeton Vietnam Fund Inc. (pub. avail. Sept. 10, 1996), Spain Fund (pub. avail. Mar. 28, 1988), and Scandinavia Fund Inc. (pub. avail. Nov. 24, 1986) (together, the “Conduit Letters”). As is the case with the Trust, each of the Conduit Letters involved a registered investment company’s use of a wholly-owned, non-U.S. subsidiary to further its investment program. In none of those letters did the Staff impose any sort of Section 15 requirement; rather, the Staff was silent on this point. The Funds believe that this silence reflects the fact that the Staff recognized that this type of arrangement, in which an investment company’s investment adviser also serves as investment adviser to the investment company’s wholly-owned, non-U.S. subsidiary, as an adjunct to its service to the fund is simply not subject to the type of abuses that Section 15 is designed to address. The Staff also has pursued a similar approach in other no-action positions related to the use of conduit investments that share the same investment adviser. See NGP Capital Resources Co. (pub. avail. Dec. 28, 2007).

In light of the foregoing, the Funds believe that their approach satisfies the policies that underlie the section. Nevertheless, we have revised the Registration Statement to disclose the connection between the advisory agreements with the CFCs and the agreements with the Funds, noting the termination provisions and integrated review by the Board, as described above. The revised disclosure under the section titled “Management—Investment Advisory Agreement” in the Statement of Additional Information (with the new disclosure indicated in bold type) now reads as follows:

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

November 3, 2014

“Investment Advisory Agreement. Pursuant to an Investment Advisory Agreement between the Adviser and the Trust, the Fund pays the Adviser an advisory fee. The Adviser is responsible for all expenses of the Fund, including the costs of transfer agency, custody, fund administration, legal, audit and other services, except for advisory fees, distribution fees, if any, brokerage expenses, taxes, interest, Acquired Fund Fees and Expenses, if any, litigation expenses and other extraordinary expenses (as set forth under the Investment Advisory Agreement). For the Adviser’s services to the Fund, the Fund has agreed to pay a unitary management fee, paid monthly, equal to 0.59% of its average daily net assets (the “Advisory Fee”).

The Fund may invest in money market funds that are managed by affiliates of the Adviser. The indirect portion of the management fee that the Fund incurs through such investments is in addition to the Adviser’s management fee. Therefore, the Adviser has agreed voluntarily to waive the fees that it receives in an amount equal to the indirect management fees that the Fund incurs through its investments in affiliated money market funds.

The Adviser has overall responsibility for the general management and administration of the Trust. The Adviser provides an investment program for the Fund and manages the investment of the Fund’s assets.

Under the Investment Advisory Agreement, the Adviser will not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of the Investment Advisory Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard of its duties and obligations thereunder. The Investment Advisory Agreement continues in effect (following the initial term of the Investment Advisory Agreement) only if approved annually by the Board, including a majority of the Independent Trustees. The Investment Advisory Agreement terminates automatically upon assignment and is terminable at any time without penalty as to the Fund by the Board, including a majority of the Independent Trustees, or by vote of the holders of a majority of that Fund’s outstanding voting securities on 60

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

November 3, 2014

days’ written notice to the Adviser, or by the Adviser on 60 days’ written notice to the Fund.

The Adviser also serves as the Subsidiary’s investment adviser, pursuant to a separate investment advisory agreement between the Adviser and the Subsidiary. The Subsidiary is not registered under the 1940 Act and is not subject to the regulatory protections of the 1940 Act. Thus the Fund, as an investor in the Subsidiary, will not have all of the protections offered to investors in registered investment companies. However, because the Fund wholly owns and controls the Subsidiary, and the Adviser is subject to the oversight of the Board of the Trust, it is unlikely that the Subsidiary will take action contrary to the interests of the Fund or the Fund’s shareholders.

The investment advisory agreement with the Subsidiary continues indefinitely; however, the agreement automatically will terminate if the Investment Advisory Agreement between the Trust and the Adviser is terminated, by assignment or otherwise. In addition, the Trust, as sole shareholder of the Subsidiary, may terminate the agreement between the Subsidiary and the Adviser at any time, without penalty, on sixty days notice. As part of the Board’s annual consideration of the Investment Advisory Agreement with the Trust, the Board also will consider the Adviser’s performance with regard to the Subsidiary.”

Finally, the Funds do not consider the agreements with the CFCs to be material agreements of the Funds (which are not a parties to such agreements) such that they need to be filed as exhibits to the registration statement. In the interest of full transparency, however, each Fund will file a copy of the agreement as an exhibit to the Registration Statement.

3.	Comment:	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17 of the ICA). Identify the custodian of the CFC.

	Response:	The Funds confirm supplementally that each CFC will comply with the provisions related to affiliated transactions and custody contained in Section 17 of the ICA. The custodian that serves each CFC is the same custodian serving the Funds, Bank of New York Mellon. The Funds have added disclosure to the Registration Statement to this effect.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

November 3, 2014

4.	Comment:	Disclose: (1) whether the Funds have received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from their respective CFC is qualifying income, and (2) if the Funds have not received a private letter ruling, their basis for determining that such undistributed income is qualifying income, such as an opinion of counsel. Will the CFCs distribute all of their Subpart F income for the year to the Funds by the end of the year? Are there reasons why the CFCs might wish to retain Subpart F income?

	Response:	Neither of the Funds has received a private letter ruling from the Internal Revenue Service stating that the undistributed income derived from a CFC is qualifying income. Instead, each Fund will obtain a legal opinion of counsel stating that income received by the Fund from its CFC’s investments in commodity-linked futures contracts will constitute “qualifying income” under the Internal Revenue Code (the “Code”) when distributed and should constitute “qualifying income” under the Code when undistributed. Disclosure of this fact is included in each subsection titled “—Tax Risk” in the summary portion and statutory portion of each Fund’s prospectus.

Each Fund generally intends to distribute its Subpart F income to the extent necessary to satisfy its dividend payment obligations under Subchapter M of the Code. Because each Fund will be managed in concert with its subsidiary, and (as noted in response to comment number 6 below) because each Fund will consolidate the CFC’s financial statements with its own for financial reporting purposes, there may be instances in which it is preferable to retain Subpart F income in the subsidiary. For example, if a Fund has sufficient cash to satisfy any distribution required by Subchapter M of the Code, it would be able to satisfy those distributions with cash held at the Fund level without the need to receive cash from the CFC. In contrast, if all of the Subpart F income were to be paid out in such a situation, the CFC potentially would have to sell investments and pay the cash out as a distribution to the Fund. The Fund, in turn, would then have to reinvest the surplus cash back into the CFC, which would then have to reinvest in instruments similar to those previously sold. By retaining the Subpart F earnings at the CFC level, a Fund will be able to minimize unnecessary transactional costs while maintaining appropriate levels of investment.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

November 3, 2014

The Funds currently disclose their intention to rely on an opinion of counsel related to the tax treatment of distributions made by the CFC.

5.	Comment:	Disclose, as appropriate, whether any of a CFC’s principal investment strategies or principal risks constitute principal investment strategies of its respective Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a CFC should reflect aggregate operations of the Fund and the CFC.

	Response:	The CFCs generally employ the same investment strategy as the Funds with respect to the commodity portion of a Fund’s portfolio, except that, as disclosed in the prospectus, the CFC may invest without limitation in commodity-linked futures contracts. The Funds thus confirm that the CFC’s principal investment strategies and principal risks substantially will be the same as those of the Fund and that the principal investment strategies and principal risk disclosures in the Fund’s prospectuses reflect the aggregate operations of the Fund and the CFC, as applicable. (Please also see the disclosure stating this fact, as set forth in our response to comment number 1 above.)

6.	Comment:	Confirm that the financial statements of each CFC will be consolidated with those of its respective parent Fund.

	Response:	The Funds intend to utilize the CFCs in the manner contemplated by a no-action letter issued to Fidelity Select Portfolio with respect to its Gold Portfolio. See Fidelity Select Portfolio, SEC No-Action Letter (pub. avail. Apr. 29, 2008) (the “Fidelity Letter”). Consistent with the Fidelity Letter, each CFC’s financial statements will be consolidated with and into its parent Fund’s financial statements, which will be audited by a registered public accounting firm and filed with the Commission in accordance with federal securities laws.

7.	Comment:	Confirm in correspondence that, for each Fund: (1) the CFC’s expenses will be included in the Fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the Staff; and (4) the CFC’s board of directors should sign the Fund’s Registration Statement.

	Response:	(1) Each CFC’s expenses will be included within the line item “Other Expenses” in its respective Fund’s prospectus fee table. The CFC’s

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

November 3, 2014

financial statements will be consolidated with its respective Fund’s financial statements, as explained in our response to comment 6 above. Therefore, the expense information included in each Fund’s fee table will reflect the Fund’s and its CFC’s expenses in the aggregate.

(2) Each CFC will designate a domestic agent for service of process.

(3) We hereby confirm that the CFCs and their boards of directors will consent to inspection of its books and records by the SEC Staff.

(4) The Funds confirm that the directors of each CFC will sign the signature page of the Funds’ Registration Statement in respect of the disclosures contained therein specifically relating to the CFCs.

However, for the reasons set forth below, the Funds remain of the view that there is no legal requirement for the directors of the CFC to sign the Registration Statement, and they believe that past Staff no-action positions support this conclusion. Therefore, although the directors of such CFCs have signed the Registration Statement in light of the SEC staff’s request to do so, the directors of each CFC and the Funds do not stipulate or acknowledge that such a signature is required by law, and the directors of the CFC are not bound to sign future registration statements as a result.

The Funds are aware of the provisions of Rule 140 under the Securities Act of 1933 (“1933 Act”). Rule 140 states, in pertinent part that “A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities,...to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(a)(11) of the [1933] Act.” Under the provisions of Rule 140, an investment company that owns a significant portion of another issuer can be deemed to be issuing not only its security, but also the security of its subsidiary, essentially making the subsidiary a “co-issuer” of the fund. Such an arrangement is best illustrated in master-feeder arrangement, in which one fund has close to all of its assets in the securities of another fund. See Letter to The Hon. John D. Dingell (pub. avail. Apr. 15, 1992).

Rule 140’s focus on the “chief part” of the issuer’s “business” means that it is possible to have a significant holding without triggering the

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

November 3, 2014

application of Rule 140. The Staff of the SEC’s Division of Corporation Finance has indicated that Rule 140 will not be applicable if a security represents 45% or less of a particular issuer’s assets. See First Boston Mortgage Securities Corp. (pub. avail. Oct. 6, 1987). Each CFC will represent 25% or less of the assets of its parent Fund, which is well below this 45% threshold. The fact that each CFC will be so far below the 45% threshold enunciated by the Staff indicates that the owning the CFC is not the “chief part” of a Fund’s business, such that Rule 140 is not applicable.

In addition, the Conduit Letters also indicate, by implication, that a non-U.S. subsidiary that is set-up for the purpose of facilitating the management of an investment company’s assets also does not raise any co-issuer issues such that signing of the Registration Statement is necessary. Each of the Conduit Letters sought no-action relief from the Staff from, among other things, the application of Section 7(d) of the ICA. Section 7(d), as pertinent here, makes it unlawful for an investment company that is not formed under U.S. law, “directly or indirectly, to offer for sale, sell, or deliver after sale, in connection with a public offering, any security of which such company is the issuer,” absent commission exemptive relief. If Rule 140 were applicable in the context of the Conduit Letters, the CFCs in those letter would potentially be deemed to be co-issuers with their investment company parents, which in turn would implicate Section 7(d). The fact the Conduit Letters provide no-action assurances under Section 7(d) indicate either: (A) that Staff was of the view that Rule 140 was inapplicable on its face, or (B) that the concerns that related to a co-issuer arrangement were not present in that context.

Given the strong similarities between the facts of the Conduit Letters and the Funds’ proposed use of CFCs, the Funds believe that the CFCs are not offering any securities in the United States, nor are they co-issuers of the Funds’ securities. Rather, each CFC is organized solely for the purpose of providing the corresponding Fund a non-exclusive means by which the Fund may advance its investment objectives in compliance with an Internal Revenue Service revenue ruling, which limits each Fund’s ability to gain exposure to the commodities markets through investments in commodity-linked futures contracts.

Although a CFC’s directors are not required to sign the Registration Statement, the Trust nevertheless believes that the Staff will be able to adequately supervise and assert jurisdiction over the activities of the CFCs

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

November 3, 2014

if necessary for the protection of Fund investors. First, the CFCs will not engage in any activity that would cause a Fund to violate the ICA under a theory under Section 48(a) of the ICA. Second, although the CFCs are organized in the Cayman Islands, all of their activities will take place in the United States. Also, the CFCs’ books and records are maintained in the United States, together with the Funds’ books and records, in accordance with Section 31 of the ICA and the rules thereunder. Finally, custody of the CFCs’ assets will be maintained in the United States with the Funds’ custodian in accordance with Section 17(f) of the ICA and the rules thereunder.

*    *    *

We believe that this information responds to all of your comments. Please call me at (202) 778-9220 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Eric S. Purple
Eric S. Purple

Copy to: Anna Paglia, Esq.

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

November 3, 2014

BY EDGAR

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

1933 Act Registration No. 333-193135

1940 Act Registration No. 811-22927

On behalf of PowerShares Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED COMMODITY FUND TRUST

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary